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                                   EXHIBIT 20














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FOR IMMEDIATE RELEASE
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                    Contact:  William J. Rotenberry
                              Director of Corporate Development
                              312-454-2921


                          JOSLYN CORPORATION ANNOUNCES
                          CHANGES IN BOARD OF DIRECTORS

CHICAGO, September 13, 1995 - Joslyn Corporation (NASDAQ:JOSL) announced today that pursuant to the Agreement and Plan of Merger between Joslyn and Danaher Corporation, three members of the Joslyn Board of Directors have resigned and six new directors nominated by Danaher have been elected to the Joslyn Board.

     Directors resigning from the Board are Board Chairman William E. Bendix, Joslyn Chief Executive Officer Lawrence G. Wolski and director James M. Reed. Directors elected to the Board are Patrick W. Allender, C. Scott Brannan, James
H. Ditkoff, Mitchell P. Rales, Steven M. Rales and George M. Sherman.

     The changes in the Board of Directors took place upon the purchase by Danaher of 4,869,620 shares of Joslyn common stock tendered by Joslyn shareholders in response to Danaher's $34 per share tender offer. The purchased shares, together with the shares previously purchased by Danaher, represent 75% of the Joslyn common shares outstanding. Following the merger of a wholly owned subsidiary of Danaher into Joslyn, the remaining shares will be acquired by Danaher at $34 per share.

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